UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-71351

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Big Sky Treasury Services LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

88 Pool Creek Road

(No. and Street)

Livingston	**MT**	**59047**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lina Kurkowski	**207-408-1023**	lkurkowski@bigskytreasury.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Keiter

(Name – if individual, state last, first, and middle name)

4401 Dominion Boulevard	**Glen Allen**	**Virginia**	**23060**
(Address)	(City)	(State)	(Zip Code)
10/22/2003		**80**	
(Date of Registration with PCAOB) (if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard J. Berthy _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Big Sky Treasury Services LLC _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Richard J. Berthy_

Title: CEO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BIG SKY TREASURY SERVICES LLC

Financial Report

December 31, 2025

With Report of Independent Registered Public Accounting Firm

SEC ID 8 – 71351

Filed pursuant to Rule 17a-5(d) as a PUBLIC
DOCUMENT

BIG SKY TREASURY SERVICES LLC

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Big Sky Treasury Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Big Sky Treasury Services LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Keiter

We have served as the Company's auditor since 2025.

Glen Allen, Virginia
February 9, 2026

> **Certified Public Accountants & Consultants**
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

BIG SKY TREASURY SERVICES LLC

Statement of Financial Condition
December 31, 2025

<u>Assets</u>

Cash and cash equivalents	$794,512
Prepaid expenses and clearing deposits	7,271
Total assets	**$801,783**

<u>Liabilities and Member's Equity</u>

Liabilities:

Accounts payable and accrued expenses	$159,250
Total liabilities	**159,250**
Member's equity	**642,533**
Total liabilities and member's equity	**$801,783**

See accompanying notes to financial statement.

BIG SKY TREASURY SERVICES LLC

Notes to Financial Statement

1. **Summary of Significant Accounting Policies:**

Nature of Business: Big Sky Treasury Services LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware and is a wholly owned subsidiary of Big Sky Associates, LLC (the "Parent"). The Company was formed effective January 1, 2025. The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company received FINRA approval to commence broker-dealer operations on December 3, 2025. During 2025, the Company's activities primarily related to organizational and start-up matters, regulatory licensing, and implementation of its operating infrastructure. The Company did not generate revenue-producing broker-dealer operations during the year ended December 31, 2025.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Risks and Uncertainties: The Company did not have receivables from customers as of December 31, 2025. The Company maintains cash balances at financial institutions that may, at times, exceed federally insured limits. The Company has not experienced any losses on such deposits.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods reported. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents include cash held in demand deposit and interest-bearing accounts at financial institutions. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents; the Company held no cash equivalents at December 31, 2025. Cash activity during the year primarily related to capital contributions, start-up expenditures, and interest earned on deposit accounts.

Reportable Segment: The Company follows ASU 2023-07: *Improvements to Reportable Segment Disclosures*, which requires certain disclosures related to reportable segments. The Company has a single reportable segment based on the nature of its services and regulatory environment under which it operates. The nature of business and the accounting policies of the segment are the same as described throughout Note 1. The Company's Chief Operating Decision Maker ("CODM") is its sole owner, Richard J. Berthy, who serves as Chief Executive Officer. The CODM assesses the reportable segment's performance and allocates resources for the reportable segment based on the net income (loss) and total assets. Total assets are the same amounts in all material respects as those reported on the Statement of Financial Condition.

1.   **Summary of Significant Accounting Policies, Continued**

Income Taxes: The Company is a single-member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Accordingly, the Company's taxable income or loss is reported by the Parent on its income tax returns, and no provision or liability for income taxes has been included in the accompanying financial statements.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2025.

Subsequent Events: Management has evaluated subsequent events through February 9 , 2026, the date the financial statements were issued, and has determined that no additional disclosures are necessary.

2.   **Related Party Transactions:**

The Company is related, through common ownership and control, to the Parent. The Company has an Expense Sharing Agreement (the "Agreement") with the Parent under which payroll costs incurred by the Parent on behalf of the Company are allocated to the Company based on an agreed-upon percentage and reimbursed to the Parent.

No amounts were due to the Parent at December 31, 2025.

The Company also received capital contributions from the Parent during the year ended December 31, 2025, including cash contributions and a $24,000 noncash contribution resulting from the Parent's forgiveness of an amount previously due to the Parent. These transactions are reflected in member's equity.

3.   **Regulatory Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 during the first 12 months of operations). At December 31, 2025, the Company had net capital of $635,262, which was $ 615,356 in excess of required minimum net capital of $19,906. The Company's net capital ratio was 0.25 to 1.

The Company has no obligation under Rule 15c3-3 to prepare the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

4.   **Commitments and Contingencies:**

Management is not aware of any pending or threatened litigation. At December 31, 2025, the Company did not have any commitments or contingencies which require disclosure.